Exhibit 99.2

COMPANY INFORMATION SHEET

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this information sheet, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this information sheet.

Company name (stock codes): Alibaba Group Holding Limited (9988 (HKD Counter) and 89988 (RMB Counter))

Stock short names: BABA-SW (HKD Counter) and BABA-SWR (RMB Counter) (BABA-W (HKD Counter) and BABA-WR (RMB Counter) with effect from August 28, 2024)

This information sheet is provided for the purpose of giving information to the public about Alibaba Group Holding Limited (the “Company”) as at the dates specified. It does not purport to be a complete summary of the information relevant to the Company and/or its securities.

Unless the context requires otherwise, capitalized terms used herein shall have the meanings given to them in the Company’s announcements dated August 8, 2022 and August 23, 2024 in relation to the Company’s voluntary conversion to dual primary listing on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

Responsibility Statement

The directors of the Company as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this information sheet and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief the information contained in this information sheet is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any information herein misleading.

The directors of the Company also collectively and individually undertake to publish a revised information sheet when there are material changes to the information since the last publication.

Summary Content

Document type	Upload date

A. Waivers
Latest version	August 23, 2024
B. Foreign Laws and Regulations
Latest version	August 23, 2024
C. Constitutional Documents
Latest version	August 23, 2024

Date of this information sheet: August 23, 2024

A. WAIVERS AND EXEMPTIONS

The Company has sought, and the Hong Kong Stock Exchange has granted, the following waivers from strict compliance with the following provisions of the Hong Kong Listing Rules:

Rules	Subject matter

Rule 19.25A of, and Note 2.1 to paragraph 2 of Appendix D2 to, the Hong Kong Listing Rules	Use of U.S. GAAP for preparation of financial statements

Paragraphs 4(2), 4(3) and 14(5) of Appendix Al to the Hong Kong Listing Rules	Shareholder protection requirements in relation to casual vacancy of directors, removal of directors and requisition of extraordinary general meetings

Rules 14A.35, 14A.36, 14A.39, 14A.44 to 14A.46, 14A.52 and 14A.53 of the Hong Kong Listing Rules	Continuing Connected Transaction Requirements applicable to the Contractual Arrangements

Rule 17.03E of the Hong Kong Listing Rules	Exercise price of share options to be granted pursuant to the 2024 Plan

Use of U.S. GAAP

Rule 19.25A of the Hong Kong Listing Rules provides that the annual accounts are required to conform with financial reporting standards acceptable to the Hong Kong Stock Exchange, which are normally HKFRS or IFRS. Where the Hong Kong Stock Exchange allows annual accounts to be drawn up otherwise than in conformity with HKFRS or IFRS, the annual accounts will be required to conform with financial reporting standards acceptable to the Hong Kong Stock Exchange. In such cases, the Hong Kong Stock Exchange will normally require the annual accounts to contain a reconciliation statement setting out the financial effect of the material differences (if any) from either HKFRS or IFRS.

Note 2.1 to Paragraph 2 of Appendix D2 to the Hong Kong Listing Rules requires us to prepare our financial statements in the financial reports to be in conformity with: (a) HKFRS; or (b) IFRS, subject to Note 2.6 to Paragraph 2 of Appendix D2 to the Hong Kong Listing Rules. Note 2.6 to Paragraph 2 of Appendix D2 to the Hong Kong Listing Rules provides that the Hong Kong Stock Exchange may allow the annual financial statements of an overseas issuer to be drawn up otherwise than in conformity with financial reporting standards referred to in Note 2.1 to Paragraph 2 of Appendix D2 to the Hong Kong Listing Rules.

In Guidance Letter HKEX-GL111-22 (“GL111-22”), the Hong Kong Stock Exchange has indicated that it has accepted that the financial statements and accountants’ reports of overseas issuers with, or seeking, a dual primary or secondary listing in the U.S. and on the Hong Kong Stock Exchange can be prepared in conformity with U.S. GAAP. GL111-22 further provides that, an overseas issuer adopting a body of financial reporting standards other than HKFRS or IFRS for the preparation of its financial statements must include a reconciliation statement setting out the financial effect of any material differences between those financial statements and financial statements prepared adopting HKFRS or IFRS in its accountants’ reports, annual reports and interim reports.

As a company listed on the NYSE, we prepare our financial statements in accordance with U.S. GAAP and our financial statements are audited under the standards of the U.S. Public Company Accounting Oversight Board for the purpose of our filings with the U.S. Securities and Exchange Commission. U.S. GAAP is well recognized and accepted by the international investment community, and significant progress has been made in the convergence between U.S. GAAP and IFRS. Additionally, we note that there may be confusion among our investors and Shareholders if we are required to adopt different accounting standards for our disclosures in Hong Kong and our disclosures in the U.S. Aligning the accounting standards used for disclosures in both markets will prevent any such confusion.

We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements under Rule 19.25A of, and Note 2.1 to paragraph 2 of Appendix D2 to, the Hong Kong Listing Rules in relation to our annual and interim reports, subject to the following conditions:

•	we will include adequate disclosure, including (a) a description of the relevant key differences between U.S. GAAP and IFRS; and (b) a reconciliation statement showing the financial effect of any material differences between the financial statements during the reporting period prepared using the U.S. GAAP and the IFRS in our annual reports after the Primary Conversion as required under Rule 19.25A of the Hong Kong Listing Rules and paragraphs 30 to 31 of GL111-22, and such reconciliation statement will be included as a note to the audited financial statements in the annual report audited by our external auditor;

•	we will include in our interim reports a reconciliation statement which will be reviewed by our external auditor in accordance with a standard that is at least equivalent to International Standard on Assurance Engagements 3000 or Hong Kong Standard on Assurance Engagements 3000; and

•	in accordance with Note 4 to Rule 19.25A of the Hong Kong Listing Rules, we will adopt IFRS if we de-list from the NYSE and will do so for any annual and interim financial statements that fall due under the Hong Kong Listing Rules, and are published, after the first anniversary of the date of such de-listing.

Shareholder Protection Requirements

Paragraphs 4(3) and 4(2) of Appendix Al to the Hong Kong Listing Rules provide as follows:

•	Removal of Directors: “That, where not otherwise provided by law, members in general meeting shall have the power by ordinary resolution to remove any director (including a managing or other executive director, but without prejudice to any claim for damages under any contract) before the expiration of his term of office.” (paragraph 4(3) of Appendix Al to the Hong Kong Listing Rules)

•	Casual Vacancy of Directors: “That any person appointed by the directors to fill a casual vacancy on or as an addition to the board shall hold office only until the next following annual general meeting of the issuer after his appointment, and shall then be eligible for re-election.” (paragraph 4(2) of Appendix Al to the Hong Kong Listing Rules)

The note to both paragraphs 4(2) and 4(3) of Appendix Al to the Hong Kong Listing Rules provides that “in respect of Grandfathered Greater China Issuers and Non-Greater China Issuers that are permitted to have a WVR structure that does not comply with Chapter 8A of the Listing Rules, the Hong Kong Stock Exchange will consider the applicability of this requirement on a case-by-case basis based on the circumstances of each individual case.”

We have a “director nomination rights-based” governance structure and are deemed to be a company with a WVR structure under the Hong Kong Listing Rules. Our Articles give the Alibaba Partnership the exclusive right to nominate or, in limited situations, appoint, up to a simple majority of the members of our Board of Directors; and restrict the ability of Shareholders to make amendments to the above nomination and/or appointment rights, as well as take actions that seek to undermine the governance rights granted to the Alibaba Partnership over our Company.

Removal of Directors

The removal of Directors under our WVR structure is regulated by Article 94 of the Articles, pursuant to which, among other things, the Directors nominated or appointed by the Alibaba Partnership pursuant to the Articles are subject to removal, with or without cause, only by the Alibaba Partnership.

Casual Vacancy of Directors

As part of our WVR structure:

•	Article 84 of the Articles provides that in the event of a vacancy due to an increase in the size of our Board of Directors, the party entitled to designate a Director nominee to stand for election with respect to such newly created seat on the Board of Directors at the next annual general meeting shall be entitled to appoint a person as an interim Director to fill such vacancy until the next annual general meeting; the Board of Directors does not have the right to appoint a person to be a Director to fill a casual vacancy or as an addition to the Board, as contemplated by paragraph 4(2) of Appendix Al to the Hong Kong Listing Rules.

•	Article 85 of the Articles provides that the Alibaba Partnership shall be entitled to nominate or appoint such number of additional Directors to the Board of Directors as may be necessary to ensure that the Directors nominated or appointed by the Alibaba Partnership shall comprise a simple majority of the total number of members of the Board of Directors; such right is exercisable at any time that the total number of Directors on the Board of Directors nominated or appointed by the Alibaba Partnership is less than a simple majority for any reason, including because a Director previously nominated by the Alibaba Partnership ceases to be a Director or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of the total number of Directors on the Board of Directors. Accordingly, the Board of Directors does not have the right to fill such casual vacancies as contemplated by paragraph 4(2) of Appendix Al to the Hong Kong Listing Rules.

•	Pursuant to Article 92 of the Articles, the effectiveness of the appointment of such a Director is not subject to the requirement of any further approval by the Board of Directors.

The above provisions of our Articles are part and parcel of the governance rights under our WVR structure. As we are permitted to retain our WVR structure, which has in all material respects remained the same since our secondary listing on the Hong Kong Stock Exchange, pursuant to paragraph 3.48 of the Change of Listing Status Guidance Letter, we have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance following our Primary Conversion with paragraphs 4(3) (removal of directors) and 4(2) (casual vacancy of directors) of Appendix Al to the Hong Kong Listing Rules.

Requisition of extraordinary general meetings

Paragraph 14(5) of Appendix Al to the Hong Kong Listing Rules provides “that members holding a minority stake in the total number of issued shares must be able to convene an extraordinary general meeting and add resolutions to a meeting agenda. The minimum stake required to do so must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital (excluding treasury shares) of the issuer.”

Under Article 57(b) of our Articles, a Shareholders’ requisition is a requisition by Shareholders holding not less than one-third of the voting rights. Article 57(f) and (g) of our Articles set out certain limitations on the resolutions which may be proposed by requisitionists. At the time of our secondary listing on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange granted us a waiver from compliance with Rule 19C.07(7) of the Hong Kong Listing Rules (which has, since January 1, 2022, become paragraph 14(5) of Appendix Al) on the conditions and basis set out in our Prospectus. On the basis that the circumstances under which the waiver was granted, other than our listing status on the Hong Kong Stock Exchange, have not changed, we have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with paragraph 14(5) (requisition of extraordinary general meetings) of Appendix Al to the Hong Kong Listing Rules.

Continuing Connected Transaction Requirements applicable to the Contractual Arrangements

We have in place various contractual arrangements with variable interest entities (“VIEs”) that are incorporated and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The transactions contemplated under the contractual arrangements will constitute continuing connected transactions of our Company under the Hong Kong Listing Rules upon the Effective Date where directors, chief executive officers or substantial shareholders of the VIEs will become connected persons (as defined in Chapter 14A of the Hong Kong Listing Rules) of our Company upon the Effective Date, unless they are exempt under the Hong Kong Listing Rules (the “Contractual Arrangements”). The Contractual Arrangements were permitted upon our secondary listing in Hong Kong on the basis that we are a Grandfathered Greater China Issuer (as defined in the Hong Kong Listing Rules) and paragraph 3.48 of the Change of Listing Status Guidance Letter confirms that we, as a Grandfathered Greater China Issuer, are allowed to retain our existing VIE structure if we become primary listed in Hong Kong as a result of the Primary Conversion.

Description of the Contractual Arrangements

As a result of Contractual Arrangements with the VIEs and their shareholders, we include the financial results of each of the VIEs in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries.

Details of our VIE structure are summarized in the section headed “Business Overview — VIE Structure” in our annual reports. The Contractual Arrangements have been designed to ensure that there will be no limit on the amount of fees payable to us pursuant to the agreements under the Contractual Arrangements. Therefore, there will be no monetary cap in respect of any transactions under the Contractual Arrangements.

We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements of Chapter 14A of the Hong Kong Listing Rules in respect of the Contractual Arrangements on the following grounds:

•	The Contractual Arrangements were entered into/contemplated to be entered into before we became secondary listed on the Hong Kong Stock Exchange.

•	We are of the view that the Contractual Arrangements and the transactions contemplated therein are fundamental to our legal structure and business operations. Under this structure, the financial results of VIEs are consolidated into our financial statements as if they are our wholly-owned subsidiaries, and the economic benefits of their business flow to us.

•	The Contractual Arrangements are entered into for the benefit of our Group and, unlike typical connected transactions, since the registered owners of the VIEs act as shareholders or partners of the VIEs to facilitate the arrangements whereby economic benefits from the VIEs are transferred to us, there is no concern of leakage of economic benefits to connected persons to the detriment of our minority Shareholders under the Contractual Arrangements.

•	We also believe that it will not be in our interests and those of our Shareholders to set any annual cap on the amount of fees payable to us under the Contractual Arrangements. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements shall technically constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules upon the date of the Primary Conversion, we consider that it would be unduly burdensome and impracticable to us if such transactions are subject to strict compliance with the requirements set out under Chapter 14A of the Hong Kong Listing Rules.

Conditions of waiver

In respect of the Contractual Arrangements, we have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with (i) the announcement, circular (including independent financial advice) and independent Shareholders’ approval requirements under Rules 14A.35, 14A.36, 14A.39, 14A.44, 14A.45 and 14A.46 of the Hong Kong Listing Rules in respect of the transactions contemplated under the Contractual Arrangements, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Hong Kong Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Hong Kong Listing Rules, for so long as our Shares are listed on the Hong Kong Stock Exchange, subject to the following conditions:

(a)    Confirmation from independent non-executive Directors

The independent non-executive Directors will confirm, on or prior to the Primary Conversion, that the Contractual Arrangements are on normal commercial terms or better and in the ordinary and usual course of business of our Group and are in our interests and those of our Shareholders as a whole.

(b)    No change without independent non-executive Directors’ approval

No change to the Contractual Arrangements will be made without the approval of the independent non-executive Directors.

(c)    No material change without independent Shareholders’ approval

Save as described in condition (e) below, no material change to the agreements governing the Contractual Arrangements will be made without the approval of our independent Shareholders. Once independent Shareholders’ approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Hong Kong Listing Rules unless and until further material changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in our annual reports (as set out in condition (f) below) will, however, continue to be applicable.

(d)   Economic benefits flexibility

The Contractual Arrangements shall continue to enable us to receive the economic benefits derived by the relevant VIEs through:

(i)	an exclusive call option to (A) request the relevant VIE to decrease its registered capital at an exercise price equal to the higher of (a) the paid-in registered capital in the relevant VIE and (b) the minimum price as permitted by applicable PRC law, or the capital decrease price, and (B) subscribe for the increased capital of the relevant VIE at a price equal to the capital decrease price, or the sum of the capital decrease price and the unpaid registered capital, if applicable, as of the capital decrease;

(ii)	the business structure under which the profit generated by the relevant VIEs is substantially retained by us, such that no annual cap shall be set on the amount of service fees payable to our wholly foreign owned entities (the “WFOEs”) by the relevant VIEs under the relevant exclusive service agreement; and

(iii)	our right to control the management and operation of, as well as, in substance, all of the voting rights of the relevant VIEs.

(e)    Renewal and reproduction

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between us and our subsidiaries in which we have direct shareholding, on the one hand, and VIEs, on the other hand, the registered shareholders/partners for VIEs may be changed, and that framework may be renewed, terminated and/or reproduced upon the expiry of the existing arrangements or in relation to any existing or new WFOE or operating company (including branch company) engaging in similar business as that of our Group which may wish to establish such framework, where justified by business expediency, without obtaining the approval of the Shareholders, on substantially the same terms and conditions as the existing Contractual Arrangements. Unless otherwise exempted under the Hong Kong Listing Rules, the directors, chief executives or substantial shareholders of any existing or new WFOE or operating company (including branch company) engaging in similar business as that of our Group which our Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however, be treated as our connected persons. Any other transactions between our Group and these connected persons, other than those under similar contractual arrangements between our Group and connected persons of VIEs, shall comply with Chapter 14A of the Hong Kong Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.

(f)    Ongoing reporting and approvals

We will disclose details relating to the Contractual Arrangements on an ongoing basis as follows:

•	A summary of the Contractual Arrangements in place during each financial reporting period will be disclosed in our annual reports and accounts in accordance with the relevant provisions of the Hong Kong Listing Rules.

•	The independent non-executive Directors will review the Contractual Arrangements annually and confirm in our annual report and accounts for the relevant year that (i) the transactions carried out during such year thereunder have been entered into according to the agreements governing the Contractual Arrangements, (ii) no dividends or other distributions have been made by the Onshore Holdcos to the holders of their equity interests which are not otherwise subsequently assigned or transferred to us, and (iii) any new contracts entered into, renewed or reproduced between us and the Onshore Holdcos during the relevant financial period under condition (e) above are fair and reasonable, and in our interests and those of the Shareholders as a whole.

•	Our auditor will carry out procedures annually on the transactions pursuant to the Contractual Arrangements and will provide a letter to the Directors with a copy to the Hong Kong Stock Exchange confirming that the transactions have received the approval of our Directors, have been entered into in accordance with the relevant Contractual Arrangements, and that no dividends or other distributions have been made by the Onshore Holdcos to the holders of their equity interests which are not otherwise subsequently assigned or transferred to us.

•	For the purpose of Chapter 14A of the Hong Kong Listing Rules, and in particular the definition of “connected person”, the VIEs will be treated as our subsidiaries, and transactions between connected persons of such VIEs and our Group, other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Hong Kong Listing Rules.

•	The VIEs will undertake that, for so long as our Shares are listed on the Hong Kong Stock Exchange, the VIEs will provide our Group’s management and our auditor full access to their relevant records for the purpose of our auditor’s reporting on the connected transactions.

Exercise Price of Share Options to be Granted Pursuant to the 2024 Plan

Rule 17.03E of the Hong Kong Listing Rules states that the exercise price of an option must be at least the higher of: (i) the closing price of the shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; and (ii) the average closing price of the shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant. We note that the relevant requirement specifies the value of the exercise price but does not strictly limit the currency at which grants are made.

After the Effective Date, grants made by us will include options exercisable into ADSs denominated in U.S. dollars under our equity incentive scheme as approved by the Shareholders of the Company at the 2024 AGM (the “2024 Plan”). By definition, ADSs are denominated in U.S. dollars, and the exercise price for options with respect to ADSs will necessarily be presented in U.S. dollars. Under the terms of the 2024 Plan, the exercise price for grant of options exercisable into ADSs shall be determined based on, among other things, the higher of:

(i)	the closing sales price for such ADSs on the date of grant on the NYSE, or if the date of determination of the exercise price is not on a trading day, the closing sales price on the trading date immediately preceding the date of determination; and

(ii)	the average closing sales price for such ADSs on the NYSE for the five NYSE trading days immediately preceding the date of grant, subject to the condition that in the event that we issue any share options with an exercise price denominated in Hong Kong dollars, such exercise price shall comply with Rule 17.03E of the Hong Kong Listing Rules.

In addition, it would be unduly burdensome for us to grant options exercisable into ADSs with exercise price denominated in Hong Kong dollars under the 2024 Plan due to the following reasons:

•	the eligible grantees under the 2024 Plan will include employees, officers, directors, and service providers (the “Grantees”). A portion of these Grantees reside overseas and expect to continue to be granted options exercisable into ADSs rather than ordinary shares and we intend to continue granting options exercisable into ADSs to such Grantees;

•	our practice has been to issue options in the form of ADSs or ordinary shares with an exercise price denominated in U.S. dollars and with reference to the ADS trading price on the NYSE in general since 2014. We will continue to prepare our accounts based on U.S. GAAP after the Effective Date. It will likely cause confusion to the Grantees to whom we intend to continue to grant options exercisable into ADSs to change the method of determining the exercise price of the options and will likely lead to significant inconvenience for those Grantees with regard to the management of their holdings in our Company and their corresponding financial planning. It will also cause significant administrative burden to us, both from a timing and cost perspective, to change the determination and calculation of the exercise price of options exercisable into ADSs and to provide the necessary training to all affected Grantees; and

•	the method for determining the exercise price of options covering ADSs under the 2024 Plan is similar to the requirements under Rule 17.03E, that is, the closing sales price for such ADSs on the date grant, or if the date of determination of the exercise price is not on a trading day, the closing sales price on the trading date immediately preceding the date of determination.

On the basis that (a) the method for determining the exercise price of the options based on the market price of ADSs is similar to the requirement in Rule 17.03E of the Hong Kong Listing Rules, (b) it has been our typical practice to issue options exercisable into ADSs or ordinary shares with an exercise price denominated in U.S. dollars and with reference to ADS trading price on the NYSE in general since 2014, and that we will continue to prepare the accounts based on U.S. GAAP after the Effective Date, and a portion of the grants made by us under the 2024 Plan will consist of options exercisable into ADSs, after the Effective Date, and (c) it would be unduly burdensome for us to grant options exercisable into ADSs with exercise prices denominated in Hong Kong dollars and based on the market prices of our ordinary shares in Hong Kong, we have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with Rule 17.03E of the Hong Kong Listing Rules, such that we will be able to determine the exercise price for grant of options exercisable into ADSs under our 2024 Plan based on, among other things, the higher of:

(i)	the closing sales price for such ADSs on the date of grant on the NYSE, or if the date of determination of the exercise price is not on a trading day, the closing sales price on the trading date immediately preceding the date of determination; and

(ii)	the average closing sales price for such ADSs on the NYSE for the five NYSE trading days immediately preceding the date of grant, subject to the condition that in the event that we issue any share options with an exercise price denominated in Hong Kong dollars, such exercise price shall comply with Rule 17.03E of the Hong Kong Listing Rules.

B. FOREIGN LAWS AND REGULATIONS

We are an exempted company incorporated in the Cayman Islands with limited liability and our affairs are governed by our memorandum and articles of association, and the Cayman Companies Act and the common law of the Cayman Islands.

As of the date specified on this information sheet, our authorized share capital was US$100,000 divided into 32,000,000,000 Shares of par value US$0.000003125 per Share.

The following are summaries of material provisions of our Articles, as currently in effect, and the Cayman Companies Act insofar as they relate to the material terms of our Shares.

Summary of Our Constitution

Memorandum of Association

Our Memorandum of Association, as currently in effect, states, among other things, that the liability of our members is limited, that the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by the Cayman Companies Act or any other law of the Cayman Islands.

Articles of Association

Our Articles of Association, as currently in effect, include provisions to the following effect:

Shares

General

A shareholder shall only be entitled to a share certificate if our directors resolve that share certificates shall be issued. We may not issue shares to bearer.

Dividends

The holders of our Shares are entitled to such dividends as may be declared by our board. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors.

Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board and, if so forfeited, shall revert to us.

Voting Rights

Each Share is entitled to one vote on all matters upon which our Shares are entitled to vote.

Voting at any meeting of shareholders is by poll.

An ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes cast by our shareholders entitled to vote who are present (in person or by proxy, or by means of communications facilities, where permitted) at a general meeting, while a special resolution requires the affirmative vote of no less than three-fourths of the votes cast by our shareholders entitled to vote who are present (in person or by proxy, or by means of communications facilities, where permitted) at a general meeting (except for certain matters described below which require a higher affirmative vote, in which cases the required majority to pass a special resolution shall be 95%, and for certain types of winding up of our Company, in which case the required majority to pass a special resolution shall be 100%). Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all shareholders, as permitted by our Articles.

Our Articles provide that a special resolution shall be required, and that for the purposes of any such special resolution, the affirmative vote of no less than 95% of votes cast by our shareholders entitled to vote who are present (in person or by proxy, or by means of communications facilities, where permitted) at a general meeting shall be required to approve any amendments to any provisions of our Articles that relate to or have an impact upon:

•	the right of the Alibaba Partnership to nominate directors to our board as described below under “—Nomination, Election and Removal of Directors;”

•	the affirmative shareholder vote necessary to approve or authorize a merger or change of control if the Alibaba Partnership’s right to nominate directors is adversely impacted by such merger or change of control;

•	the procedures regarding the election, appointment and removal of directors or the size of our board; and

•	any alteration of the voting rights with respect to the above.

Transfer of Shares

Subject to the restrictions contained in our Articles as set out below, any of our shareholders may transfer all or any of his or her Shares by an instrument of transfer in any usual or common form or any other form approved by our board, executed by or on behalf of the transferor (and, if in respect of a nil or partly paid up share, or if so required by our directors, by or on behalf of the transferee).

Our board may, in its absolute discretion, decline to register any transfer of any Share that has not been fully paid up or on which our company has a lien. Our board may also decline to register any transfer of any Share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for our Shares to which it relates and such other evidence as our board may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of Shares;

•	the instrument of transfer is properly stamped, if required;

•	the Share transferred is fully paid and free of any lien in favor of us;

•	any fee related to the transfer has been paid to us; and

•	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation

On our winding up, if the assets available for distribution among the holders of our Shares shall be more than sufficient to repay the whole of the issued share capital at the commencement of the winding up, the surplus will be distributed among the holders of our Shares on a pro rata basis in proportion to the par value of the Shares held by them subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the issued share capital, the assets will be distributed so that the losses are borne by the holders of our Shares in proportion to the par value of the Shares held by them.

The liquidator may, with the sanction of a special resolution of our shareholders and any other sanction required by the Cayman Companies Act, divide amongst our shareholders in species or in kind the whole or any part of our assets, and may for that purpose value any assets and determine how the division shall be carried out as between our shareholders or different classes of shareholders.

Calls on Shares and Forfeiture of Shares

Our board may from time to time make calls upon shareholders for any amounts unpaid on their Shares. Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined by our board. Subject to the provisions of the Cayman Companies Act, we may, by agreement with the relevant shareholder, repurchase our own shares (including any redeemable shares) provided that the manner and terms of such purchase have been approved by our directors or by an ordinary resolution by our shareholders (provided further that no repurchase may be made contrary to the terms or manner recommended by our directors). In addition, we may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any such class of shares may be varied or abrogated with the consent in writing of the holders of not less than three-fourths of the shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied or abrogated by the creation, allotment or issue of further shares ranking equally with or in priority or subsequent to such existing class of shares, or the redemption or purchase of any shares of that class by our Company. The rights of holders of shares shall not be deemed to be varied or abrogated by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Notwithstanding the foregoing, our board may issue preferred shares, without further action by the shareholders. See “—Directors’ Power to Issue Shares.”

Nomination, Election and Removal of Directors

Our Articles provide that persons standing for election as directors at a duly constituted general meeting with requisite quorum shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by our shareholders entitled to vote who are present (in person or by proxy, or by means of communications facilities, where permitted) at the meeting. Our Articles further provide that our board is divided into three groups designated as Group I, Group II and Group III with as nearly equal a number of directors in each group as possible. At each annual general meeting, directors elected to succeed those directors of the group the term of which shall then expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. Directors elected to a group the term of which has not then expired shall be elected for the remaining term of office of such group. Our Articles provide that our board shall consist of such number of directors as the board may determine from time to time, provided that, unless otherwise determined by our shareholders in a general meeting, our board shall consist of not less than seven directors. Our Articles further provide that in no event shall our board consist of less than five directors. We have no provisions relating to retirement of directors upon reaching any age limit.

Our Articles provide that the Alibaba Partnership shall have the right to nominate such number of persons who shall stand for election as directors as may be required to ensure that directors nominated or appointed by the Alibaba Partnership shall constitute a simple majority of the total number of directors on our board, with as equal a number of such nominated directors assigned to each group of directors as possible. Our Articles further provide that the Alibaba Partnership’s nomination rights are conditioned on the Alibaba Partnership continuing to operate under the terms of the partnership agreement of the Alibaba Partnership in effect as of the completion of the offering of our ADSs in 2014, as amended from time to time (the “Partnership Condition”). Any amendment to the provisions in the partnership agreement relating to the purpose of the partnership, or to the manner in which the Alibaba Partnership exercises its right to nominate a simple majority of our directors, will be subject to the approval of the majority of our directors who are not nominees or appointees of the Alibaba Partnership and are “independent directors” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange, and any such amendment made without such approval of a majority of our independent directors will automatically be deemed a failure of the Partnership Condition.

A nominating and corporate governance committee of our board shall have the right to determine the persons who shall stand for election as directors for the remainder of the places available for election to our board. Each of the compensation committee and the nominating and corporate governance committee shall consist of not less than two directors and the majority of the committee members shall be independent within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and shall meet the criteria for independence set forth in Rule 10A-3 of the U.S. Exchange Act by the end of the one year transition period for companies following an initial public offering.

In the event that any director nominee is not elected by the shareholders, or any director ceases to serve as a member of our board for any reason, the party that nominated or appointed such person, as applicable, shall have the right to appoint a different person to our board to serve as an interim director until the next annual general meeting of shareholders after such appointment. At the next annual general meeting after such appointment, the party entitled to appoint such interim director shall have the right to nominate a person (who, in the case of the Alibaba Partnership, cannot be the original nominee) to stand for election for the remainder of the term of the group of directors to which the original nominee would have belonged or the former director belonged, as applicable.

All director nominations and appointments shall become effective upon the nominating party giving a written notice (duly signed by the general partner of the Alibaba Partnership, or by majority of the members of the nominating and corporate governance committee, as the case may be) to us, without the requirement for any further vote or approval by our shareholders or our board.

Our board may expand the maximum number of directors on our board, subject to any maximum number determined from time to time by our board with the approval of our shareholders at a general meeting. In the event of a vacancy due to an increase in the size of our board, the party entitled to designate a director nominee to stand for election with respect to such newly created seat on the board at the next annual general meeting of shareholders shall be entitled to appoint any person as an interim director to fill such vacancy until the next annual general meeting after such appointment.

If at any time the total number of directors on our board nominated or appointed by the Alibaba Partnership is less than a simple majority of our directors for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board, the Alibaba Partnership shall be entitled (in its sole discretion) to nominate or appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of the total number of directors on our board.

A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors generally; or (2) dies or is found to be of unsound mind; or (3) resigns his office by notice in writing to us. In addition, directors nominated or appointed by the Alibaba Partnership are, so long as the Partnership Condition is satisfied, subject to removal, with or without cause, only by the Alibaba Partnership. So long as the Partnership Condition is satisfied, any director nominated or appointed by the nominating and corporate governance committee may be removed for cause by a vote of the majority of our board upon the recommendation of the nominating and corporate governance committee. Upon a failure to satisfy the Partnership Condition, any director may be removed by ordinary resolution, with or without cause.

There is no shareholding qualification for directors nor is there any specified age limit for directors.

Proceedings of Our Board

Our Articles provide that the business of our Company shall be managed by our board. The quorum necessary for a board meeting may be fixed by our board and, unless so fixed at another number, will be a majority of the directors.

Our Articles provide that our board may exercise all the powers of our Company to borrow money and to mortgage or charge our undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of our Company or of any third party.

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum as the resolution shall prescribe, and with such rights, priorities and privileges annexed thereto, as our Company in general meeting may determine (provided that no such rights, priorities or privileges affect any right of the Alibaba Partnership under our Articles);

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them, into shares of a smaller amount; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to any confirmation or consent required by the Cayman Companies Act, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Restrictive Provisions

Under our Articles, in connection with any distribution, dividend or other payment in respect of our Shares upon a merger, consolidation, change of control, or sale, transfer, lease, exclusive license or other disposition of all or substantially all of our assets, such distribution, dividend or other payment shall be made ratably on a per share basis to our Shares, such that the partners of the Alibaba Partnership and other holders of our Shares shall receive the same consideration with respect to their Shares in connection with any such transaction. In addition, our Articles provide that the Alibaba Partnership may not transfer or otherwise delegate or give a proxy to any third party with respect to its right to nominate directors. Our Articles also provide that the consent of a majority of the independent members of our board who are not nominees of the Alibaba Partnership shall be needed for any amendment of certain provisions of the partnership agreement of the Alibaba Partnership (including provisions relating to the purpose of the partnership and the manner in which the partnership exercises its rights to nominate or appoint a majority of our board), and any such amendment made without such approval shall automatically be deemed a failure of the Partnership Condition.

Directors’ Power to Issue Shares

Under our Articles, our board is empowered to issue, allot and dispose of shares to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine, and to grant options with respect of our shares and to issue warrants or similar instruments with respect thereto. In particular, pursuant to our Articles, our board may authorize the division of our shares into any number of classes and the different classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different classes (if any) may be fixed and determined by our directors (without further approval of our shareholders) or by a special resolution of our shareholders. Our directors may issue shares with such preferred or other rights, all or any of which may be greater than the rights of our ordinary shares, at such time and on such terms as they may think appropriate.

Directors’ Borrowing Powers

Our directors may exercise all of our powers to borrow money and to mortgage or charge our undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of our Company or of any third party.

Disclosure of interest in contracts with us or any of our subsidiaries

Our Articles provide that a director who has a direct or indirect interest in any contract, business or arrangement in which we or our affiliates is a party or becomes a party to (an “Interested Director”), shall declare the nature of his interest at a meeting of the directors.

A general notice given to the directors by any director to the effect that he or any of his close affiliates (as defined in the Hong Kong Listing Rules) is affiliated with any specified person and is to be regarded as interested in any contract which may later be made with that person shall be deemed a sufficient declaration of interest in regard to any contract so made.

For so long as our Shares or ADSs are listed on The New York Stock Exchange or the Hong Kong Stock Exchange and except as otherwise permitted by the rules of such stock exchanges, including the Hong Kong Listing Rules, an Interested Director shall not be counted in the quorum and shall not be entitled to vote in respect of any contract or proposed contract or arrangement in which he is interested. Except with the prior approval of a majority of the non-Interested Directors, we will not, and will cause each of our subsidiaries not to, enter into or engage in any transaction or agreement to which we or any of our subsidiaries, on the one hand, and any such Interested Director or person affiliated with such Interested Director, on the other hand, are parties or receive any direct or indirect economic or other benefits (except to the extent of their pro rata share in benefits accruing to other shareholders).

Remuneration of directors

Our Articles provide that the remuneration of our directors shall be determined by our board. No independent quorum is required.

Restriction on Ownership of Securities

There are no provisions in our Articles relating to restriction on ownership of our Shares or securities.

Lien on Our shares

Our Articles provide that we have a first and paramount lien on every share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. We also have a first and paramount lien on every share registered in the name of a person indebted or under liability to us (whether he is the sole registered holder of a share or one of two or more joint holders) for all amounts owing by him or his estate to us (whether or not presently payable). Our directors may at any time declare a share to be wholly or in part exempt from these requirements. Our lien on a share extends to any amount payable in respect of it.

Suspension of Registration of Transfers

Our registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the our Register of Members closed at such times and for such periods as our directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor our Register of Members closed for more than 30 days in any year.

General Meeting

We shall in each financial year hold a general meeting as our annual general meeting, in addition to any other interim general meeting in that year, and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held within a period that would comply with the rules of The New York Stock Exchange and the Hong Kong Stock Exchange or otherwise be permitted by such stock exchanges, at such time and place as may be determined by our directors.

Shareholder Requisition of General Meeting

Our Articles provide that upon a shareholder’s requisition, our board shall be required to convene an interim general meeting of our Company, and to put the resolutions so requisitioned to a vote at such meeting. A shareholders’ requisition is a requisition of shareholders holding at the date of deposit of the requisition in aggregate not less than one-third of the voting rights of such of the issued Shares as at that date of the deposit carries the right of voting at our general meetings.

Our Articles provide that, the shareholders who requisition a meeting (i) may propose only ordinary resolutions to be considered and voted upon at such meeting; and (ii) shall have no right to propose any resolutions with respect to the election, appointment or removal of directors or with respect to the size of our board.

Save for the right to requisition an interim general meeting as set out above, our shareholders have no right to propose resolutions to be considered or voted upon at our annual general meetings or at any interim general meetings not called by such shareholders.

Notice of General Meeting

At least 21 days’ notice in writing shall be given for any annual general meeting, and at least 14 days’ notice in writing shall be given for any interim general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place (except in the case of a virtual meeting), the day and the hour of the meeting as determined by our board and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by our board, provided that our general meeting shall, whether or not the notice specified above has been given and whether or not the provisions of our Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed: (a) in the case of an annual general meeting by all shareholders (or their proxies) entitled to attend and vote thereat; and (b) in the case of an interim general meeting by a majority in number of our shareholders (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than 95% in par value of our shares giving that right.

Quorum of General Meeting

No business shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. The quorum required for a general meeting of shareholders is the presence of at least one shareholder entitled to vote, holding in aggregate not less than one-third of the voting power of our shares in issue carrying a right to vote at such meeting.

Claims against Us

Unless otherwise determined by a majority of our board, in the event that (i) any shareholder (the “Claiming Party”) initiates or asserts any claim or counterclaim (“Claim”) or joins, offers substantial assistance to or has a direct financial interest in any Claim against us and (ii) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits in which the Claiming Party prevails, then each Claiming Party shall, to the fullest extent permissible by law, be obligated jointly and severally to reimburse us for all fees, costs and expenses (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) that we may incur in connection with such Claim.

Summary of Cayman Islands Company Act and Taxation

Introduction

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England, although there are significant differences between the Cayman Companies Act and the current Companies Act of England. Set out below is a summary of certain provisions of the Cayman Companies Act, although this does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of corporate law and taxation which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar.

Incorporation

We were incorporated in the Cayman Islands as an exempted company with limited liability on 28 June 1999 under the Cayman Companies Act. As such, our operations must be conducted mainly outside the Cayman Islands. We are required to file an annual return each year with the Registrar of Companies of the Cayman Islands and pay a fee which is based on the size of our authorized share capital.

Share Capital

The Cayman Companies Act permits a company to issue ordinary shares, preference shares, redeemable shares or any combination thereof.

The Cayman Companies Act provides that where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount of the value of the premiums on those shares shall be transferred to an account called the “share premium account.” The Cayman Companies Act provides that the share premium account may be applied by a company, subject to the provisions, if any, of its memorandum and articles of association, in such manner as the company may from time to time determine including, but without limitation:

•	paying distributions or dividends to members;

•	paying up unissued shares of the company to be issued to members as fully paid bonus shares;

•	in the redemption and repurchase of shares (subject to the provisions of section 37 of the Cayman Companies Act);

•	writing off the preliminary expenses of the company; and

•	writing off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company.

No distribution or dividend may be paid to members out of the share premium account unless immediately following the date on which the distribution or dividend is proposed to be paid the company will be able to pay its debts as they fall due in the ordinary course of business.

The Cayman Companies Act provides that, subject to confirmation by the Grand Court of the Cayman Islands, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its articles of association, by special resolution reduce its share capital in any way.

Subject to the detailed provisions of the Cayman Companies Act, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its articles of association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a shareholder. In addition, such a company may, if authorized to do so by its articles of association, purchase its own shares, including any redeemable shares. The manner and terms of such a purchase must be authorized either by the articles of association or by an ordinary resolution of the company. The articles of association may provide that the manner and any of the terms of purchase may be determined by the directors of the company. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any member of the company holding shares. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business.

There is no statutory restriction in the Cayman Islands on the provision of financial assistance by a company for the purchase of, or subscription for, its own or its holding company’s shares. Accordingly, a company may provide financial assistance if the directors of the company consider, in discharging their duties of care and to act in good faith, for a proper purpose and in the interests of the company, that such assistance can properly be given.

Dividends and Distributions

With the exception of section 34 of the Cayman Companies Act, there are no statutory provisions relating to the payment of dividends. Based upon English case law which is likely to be persuasive in the Cayman Islands in this area, dividends may be paid only out of profits. In addition, section 34 of the Cayman Companies Act permits, subject to a solvency test and the provisions, if any, of the company’s memorandum and articles of association, the payment of dividends and distributions out of the share premium account (see “— Share Capital” above for details).

Shareholder Suits

The Cayman Islands courts can be expected to follow English case law precedents. The rule in Foss v. Harbottle (and the exceptions thereto which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained) has been applied and followed by the courts in the Cayman Islands.

Protection of Minorities

In the case of a company (not being a bank) having a share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one-fifth of the shares of the company in issue, appoint an inspector to examine into the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Any shareholder of a company may petition the Grand Court of the Cayman Islands which may make a winding up order if the court is of the opinion that it is just and equitable that the company should be wound up.

Claims against a company by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the company’s memorandum and articles of association.

Disposal of Assets

The Cayman Companies Act contains no specific restrictions on the powers of directors to dispose of assets of a company. As a matter of general law, in the exercise of those powers, the directors must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the company.

Accounting and Auditing Requirements

The Cayman Companies Act requires that a company shall cause to be kept proper books of account with respect to:

•	all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place;

•	all sales and purchases of goods by the company; and

•	the assets and liabilities of the company.

Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the company’s affairs and to explain its transactions.

Register of Members

An exempted company may, subject to the provisions of its articles of association, maintain its principal register of members and any branch registers at such locations, whether within or without the Cayman Islands, as its directors may from time to time think fit. There is no requirement under the Cayman Companies Act for an exempted company to make any returns of members to the Registrar of Companies of the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection.

Inspection of Books and Records

Under the Cayman Companies Act, any person may, upon the payment of a fee, inspect a list of the current directors and alternate directors (if applicable) of the Company made available by the Registrar of Companies of the Cayman Islands. Members of a company will have no general right under the Cayman Companies Act to inspect or obtain copies of the register of members or corporate records of the company (other than the memorandum and articles of association and any special resolutions passed by the company, and the company’s register or mortgages and charges). They will, however, have such rights as may be set out in the company’s articles of association.

Special Resolutions

The Cayman Companies Act provides that a resolution is a special resolution when it has been passed by a majority of at least two-thirds of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, except that a company may in its articles of association specify that the required majority shall be a number greater than two-thirds, and may additionally so provide that such majority (being not less than two-thirds) may differ as between matters required to be approved by a special resolution. Written resolutions signed by all the members entitled to vote for the time being of the company may take effect as special resolutions if this is authorized by the articles of association of the company.

Subsidiary Owning Shares in Parent

The Cayman Companies Act does not prohibit a Cayman Islands company acquiring and holding shares in its parent company provided its objects so permit. The directors of any subsidiary making such acquisition must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the subsidiary.

Mergers and Consolidations

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

Reconstructions

There are statutory provisions which facilitate reconstructions and amalgamations by way of schemes of arrangement between a company and its creditors (or any class of them), or between a company and its members (or any class of them), provided that the arrangement is approved by (i) a majority in number representing 75% in value of the creditors or class of creditors, or (ii) 75% in value of the members or class of members (as the case may be, depending on the circumstances), as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. Whilst a dissenting shareholder would have the right to express to the Grand Court his view that the transaction for which approval is sought would not provide the shareholders with a fair value for their shares, the Grand Court is unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management and if the transaction were approved and consummated the dissenting shareholder would have no rights comparable to the appraisal rights (i.e. the right to receive payment in cash for the judicially determined value of his shares) ordinarily available, for example, to dissenting shareholders of United States corporations.

Take-overs

Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may at any time within two months after the expiration of the said four months, by notice require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Grand Court of the Cayman Islands within one month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the Grand Court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime).

Liquidation

A company may be placed in liquidation compulsorily by an order of the court, or voluntarily (a) by a special resolution of its members if the company is solvent, or (b) by an ordinary resolution of its members if the company is insolvent. The liquidator’s duties are to collect the assets of the company (including the amount (if any) due from the contributories (shareholders)), settle the list of creditors and discharge the company’s liability to them, ratably if insufficient assets exist to discharge the liabilities in full, and to settle the list of contributories and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

Stamp Duty on Transfers

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs or ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought into, the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfer of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company.

Payments of dividends and capital in respect of our ADSs and ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ADSs or ordinary shares, as the case may be, nor will gains derived from the disposal of our ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

Exchange Control

There are no exchange control regulations or currency restrictions in the Cayman Islands.

Material United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences of the ownership and disposition of our ADSs and ordinary shares. The discussion set forth below is applicable only to United States Holders that hold ADSs or ordinary shares as capital assets (generally, property held for investment). As used herein, the term “United States Holder” means a beneficial owner of an ADS or ordinary share that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to United States federal income taxation regardless of its source; or
•	a trust if it is subject to the primary supervision of a court within the United States and one or more United States persons has or have the authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;
•	a financial institution;
•	a regulated investment company;
•	a real estate investment trust;
•	an insurance company;
•	a tax-exempt organization;
•	a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;
•	a person liable for alternative minimum tax;
•	a person who owns or is deemed to own 10% or more of our stock (by vote or value);
•	a person required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement;
•	a partnership or other pass-through entity for United States federal income tax purposes; or
•	a person whose “functional currency” is not the U.S. dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, as well as the current income tax treaty between the United States and the PRC (the “Treaty”). Those authorities may be replaced, revoked or modified, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary assumes that the deposit agreement governing our ADSs, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ADSs or ordinary shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. The dividends (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code. The following discussion assumes that all dividends will be paid in U.S. dollars.

Subject to applicable limitations (including a minimum holding period requirement), certain dividends received by non-corporate United States investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Thus, subject to the discussion under “—Passive Foreign Investment Company” below, we believe that any dividends we pay on our ordinary shares that are represented by ADSs will be potentially eligible for these reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, we believe that any dividends that we pay on our ordinary shares that are not represented by ADSs do not currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the United States in subsequent years. A qualified foreign corporation also generally includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we were deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (the “EIT Law”), although no assurance can be given, we might be eligible for the benefits of the Treaty. If we were eligible for such benefits, subject to the discussion under “—Passive Foreign Investment Company” below, dividends we pay on our ordinary shares, regardless of whether the shares are represented by ADSs, would be potentially eligible for the reduced rates of taxation.

However, notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate United States Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a passive foreign investment company (a “PFIC”) with respect to such holders in the taxable year in which the dividends are paid or in the preceding taxable year. See “—Passive Foreign Investment Company” below.

In the event that we were deemed to be a PRC resident enterprise under the EIT Law, you might be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In that case, subject to certain conditions and limitations (including a minimum holding period requirement), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign source income and will generally constitute passive category income. However, if you are eligible for Treaty benefits, any PRC taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable Treaty rate. In addition, United States Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and unless you are eligible for and elect to claim the benefits of the Treaty, there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service (the “IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Alternatively, instead of claiming a foreign tax credit, you may be able to deduct any PRC withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year).

The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange, as described under “—Taxation of Capital Gains” below. Consequently, any distributions in excess of our current and accumulated earnings and profits will generally not give rise to foreign source income and you will generally not be eligible for a foreign tax credit for any PRC withholding tax imposed on those distributions unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

Distributions of ADSs, ordinary shares or rights to subscribe for ADSs or ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. Consequently, these distributions will generally not give rise to foreign source income and you will generally not be eligible for a foreign tax credit for any PRC withholding tax imposed on these distributions unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

Passive Foreign Investment Company

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our most recent taxable year ended March 31, 2024, although there can be no assurance in this regard.

The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the valuation of our assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year if either: (i) 75% or more of our gross income for that taxable year is passive income, or (ii) at least 50% of the value (generally determined on a quarterly basis) of our assets for that taxable year is attributable to assets that produce or are held for the production of passive income, or the asset test.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally treated as assets that produce or are held for the production of passive income. Goodwill and other unbooked intangibles associated with active business activity are generally taken into account as non-passive assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of the VIEs for United States federal income tax purposes (for example, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

In addition, there is uncertainty with respect to the value of our assets that should be taken into account for purposes of the asset test, and the significant volatility and decline in the trading prices of our ADSs and ordinary shares in recent years have increased the risk that we were or could be treated as a PFIC for our most recent taxable year. There also can be no assurance that we will not be a PFIC for the current or any future taxable year. In particular, any further decline in the trading prices of our ADSs and ordinary shares may result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election (as discussed below), you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each relevant year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisors about this election.

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or ordinary shares, provided such ADSs or ordinary shares are treated as “marketable stock.” The ADSs or ordinary shares generally will be treated as marketable stock if the ADSs or ordinary shares, as applicable, are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable United States Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs since the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election or that the ADSs will continue to be listed on the NYSE. Our ordinary shares are listed on the Hong Kong Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange for these purposes, and no assurance can be given that our ordinary shares will be “regularly traded” for purposes of the mark to market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs or ordinary shares at the end of the year over your adjusted tax basis in the ADSs or ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs or ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC: (i) any gain you recognize upon the sale or other disposition of your ADSs or ordinary shares will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, the general tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the reduced rates of taxation for qualified dividend income of non-corporate U.S. holders (as discussed above under “— Taxation of Dividends”) would not be available if we are a PFIC in the taxable year in which the dividends are paid or in the preceding taxable year.

Your adjusted tax basis in the ADSs or ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or other market or the IRS consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, U.S. taxpayers can sometimes avoid the rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC or we otherwise have any investment in a non-U.S. company that is treated as an equity interest in a PFIC for United States federal income tax purposes (any such non-U.S. subsidiary or non-U.S. company, a “lower-tier PFIC”), you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. Because a mark-to-market election cannot be made for any lower-tier PFICs unless the shares in such lower-tier PFICs are themselves treated as marketable stock, if you make a mark-to-market election with respect to our ADSs or ordinary shares, you may continue to be subject to the special tax rules discussed above (rather than the mark-to-market rules) with respect your indirect interest in any such lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any lower-tier PFIC.

In addition, as described under “—Taxation of Dividends” above, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC with respect to such holders in the taxable year in which the dividends are paid or in the preceding taxable year. You will generally be required to file IRS Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares (net of any Hong Kong stamp duty imposed on such proceeds) and your tax basis in the ADSs or ordinary shares (which should similarly take into account any Hong Kong stamp duty paid in connection with the acquisition of the ADSs or ordinary shares), both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we were treated as a PRC resident enterprise for EIT Law purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of our ADSs or ordinary shares unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, pursuant to the Foreign Tax Credit Regulations, unless you are eligible for and elect to claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the disposition of our ADSs or ordinary shares. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any PRC tax is imposed upon the disposition of ADSs or ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You will be eligible for the benefits of the Treaty if, for purposes of the Treaty, you are a resident of the United States, and you meet other requirements specified in the Treaty. Because the determination of whether you qualify for the benefits of the Treaty is fact intensive and depends upon your particular circumstances, you are specifically urged to consult your tax advisors regarding your eligibility for the benefits of the Treaty. You are also urged to consult your tax advisors regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit or a deduction and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax may apply to these payments if you fail to provide a taxpayer identification number or, in the case of dividend payments, if you fail to make certain certifications or to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Certain United States Holders are required to report information relating to ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold the ADSs or ordinary shares. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the ADSs or ordinary shares.

C. CONSTITUTIONAL DOCUMENTS

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION

OF
ALIBABA GROUP HOLDING LIMITED

(adopted by a Special Resolution passed on August 22, 2024)

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

ALIBABA GROUP HOLDING LIMITED

(adopted by a Special Resolution passed on August 22, 2024)

1.	The English name of the Company is Alibaba Group Holding Limited and the Chinese name of the Company is .

2.	The Registered Office of the Company is situated at the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.	The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder of the Company is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.	The authorized share capital of the Company is US$100,000 divided into 32,000,000,000 Ordinary Shares of a nominal or par value of US$0.000003125 each. Subject to the Companies Act and the Articles of Association, the Company shall have power to redeem or purchase any of its Shares and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.	Capitalized terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION	67

CAPITALIZATION	68

SHARE PREMIUM ACCOUNT	69

NOTICES	69

INFORMATION	71

INDEMNITY	71

FINANCIAL YEAR	72

NON-RECOGNITION OF TRUSTS	72

WINDING UP	72

AMENDMENT OF ARTICLES OF ASSOCIATION	73

MERGERS AND CONSOLIDATIONS	73

CLOSING OF REGISTER OR FIXING RECORD DATE	73

CLAIMS AGAINST THE COMPANY	74

REGISTRATION BY WAY OF CONTINUATION	74

DISCLOSURE	74

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

ALIBABA GROUP HOLDING LIMITED

(adopted by a Special Resolution passed on August 22, 2024)

TABLE A

The Regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

	“ADS”	means an American depositary share representing Ordinary Shares;

	“Articles” or “Articles of Association”	means these articles of association of the Company, as amended or substituted from time to time;

	“Articles Effectiveness Date”	means September 24, 2014;

	“Attorney” or “Authorized Signatory”	means any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, appointed to be the attorney or attorneys or authorized signatory of the Company;

	“Board” or “Board of Directors” or “Directors”	means the directors of the Company for the time being or as the case may be, the directors assembled as a board or as a committee thereof;

	“Chairman”	means the chairman of the Board;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Commission”	means Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the U.S. Securities Act;

“Communication Facilities”	means technology by which natural persons are capable of hearing and being heard by (or otherwise capable of expressing their views, in such manner and by means of such communication facilities as the chairman of the meeting permits) each other, and if the Directors so determine in respect of any general meeting of the Shareholders, the functional equivalent for those with no or impaired hearing;

“Companies Act” or “Statute”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Companies Ordinance”	the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) as in force from time to time;

“Company”	means Alibaba Group Holding Limited (阿里巴巴集團控股有限公司), a Cayman Islands exempted company;

“Company’s Website”	means the website of the Company, the address or domain name of which has been notified to Shareholders;

“Designated Stock Exchanges”	means The New York Stock Exchange in the United States and the Hong Kong Stock Exchange for so long as the Company’s Shares or ADSs are there listed and any other stock exchange on which the Company’s Shares or ADSs are listed for trading;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the Designated Stock Exchanges, including without limitation, the Hong Kong Listing Rules;

“electronic”	means the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Group r	means the group of Directors that serves until the first annual general meeting following the Articles Effectiveness Date and for each successive three year term thereafter;

“Group II”	means the group of Directors that serves until the second annual general meeting following the Articles Effectiveness Date and for each successive three year term thereafter;

“Group III”	means the group of Directors that serves until the third annual general meeting following the Articles Effectiveness Date and for each successive three year term thereafter;

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (as amended from time to time) which are applicable as a result of the original and continued listing of any Shares on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Indemnified Person”	means every Director, Secretary, assistant secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same;

“Independent Director”	means a Director who is an independent director as defined in the Designated Stock Exchange Rules as determined by the Board;

“Interested Director”	means a Director who has a direct or indirect interest in any contract, business or arrangement in which the Company or its affiliates is a party or becomes a party to;

“Memorandum of Association”or “Memorandum”	means the memorandum of association of the Company, as amended or substituted from time to time;

“Month”	means calendar month;

“Ordinary Resolution”	means a resolution:

(a)	passed by a simple majority of the votes cast by Shareholders who, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company, regard being had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Shares”	means the ordinary shares in the capital of the Company;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Partnership”	means Lakeside Partners L.P., a Cayman Islands exempted limited partnership;

“Partnership Agreement”	means the agreement of partnership for the Partnership, dated August 28, 2014;

“Partnership Condition”	means that the Partnership is operating under the terms of the Partnership Agreement, as amended from time to time, provided, however, that any amendment to Clause 5 (Purpose, Business and Powers), Clauses 17.1 through 17.6, 17.8 and Clause 17.9 (each relating to the eligibility for, nomination of and procedures for the election of new partners), Clause 19.2 (relating to the mandatory retirement of partners), Clause 20 (Removal of Partners), Clause 21 (relating to the transfer of partnership interests), Clause 22 (Selection and Removal of Partnership Directors), Clause 28.1 and Clause 28.2(e) (relating to amendments to the Partnership Agreement) of the Partnership Agreement or any other amendment, modification or supplement to the Partnership Agreement having the effect of amending or superseding such provisions has been approved by a majority of the Independent Directors (excluding any Independent Directors nominated or appointed by the Partnership). Any amendment to Clause 5 (Purpose, Business and Powers), Clauses 17.1 through 17.6, 17.8 and Clause 17.9 (each relating to the eligibility for, nomination of and procedures for the election of new partners), Clause 19.2 (relating to the mandatory retirement of partners), Clause 20 (Removal of Partners), Clause 21 (relating to the transfer of partnership interests), Clause 22 (Selection and Removal of Partnership Directors), Clause 28.1 and Clause 28.2(e) (relating to amendments to the Partnership Agreement) of the Partnership Agreement or any other amendment, modification or supplement to the Partnership Agreement having the effect of amending or superseding such provisions without the approval of a majority of the Independent Directors (excluding any Independent Directors nominated or appointed by the Partnership) shall automatically be deemed a failure of the Partnership Condition;

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Present”

means, in respect of any Person, such Person’s presence at a general meeting of Shareholders, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the venue specified in the notice convening the meeting; or (b) in the case of any meeting at which Communications Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by Communication Facilities in accordance with procedures specified in the notice convening such general meeting; and “Presence” shall be construed accordingly;

“Register”	means the register of members of the Company, which sets out details of the Shareholders of the Company, maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Share”	means a share in the capital of the Company; all references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require; and, for the avoidance of doubt, in these Articles the expression “Share” shall include a fraction of a Share;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;

“Shareholder”	means a Person who is registered as the holder of Shares in the Register;

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“Special Partnership Matter”	means, for so long as the Partnership Condition is satisfied, the matters set out in Article 46(a), Article 57(f), Articles 83 to 94 and Article 168 and the definitions of “Partnership”, “Partnership Agreement”, “Partnership Condition”, “Special Partnership Matters” and “Special Resolution” under these Articles;

“Special Resolution”	means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a) passed by a majority of not less than three-fourths (or, in respect of any resolution relating to a Special Partnership Matter, or in any way having the effect of affecting a Special Partnership Matter, including, without limitation, any amendment to the provisions of the Memorandum or Articles which relate to a Special Partnership Matter, by 95%; or in respect of a Special Resolution passed pursuant to Article 163(c), by 100%) of the votes cast by such Shareholders (excluding any holder(s) of Treasury Shares) as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given, regard being had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the Special Resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute;

“U.S. Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction;

“Virtual Meeting”	means any general meeting of the Shareholders at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to be Present solely by means of Communications Facilities; and

“year”	means calendar year.

2.             In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a US$ and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion (subject, for the avoidance of doubt, to such determination being in accordance with their fiduciary and other duties as Directors) and shall be applicable either generally or in any particular case;

(g)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another; and

(h)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortized over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)	grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9.	The Directors may authorize the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

12.	The Company may not issue shares to bearer.

MODIFICATION OF RIGHTS

13.	Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be varied or abrogated with the consent in writing of the holders of a majority of not less than three-fourths of the issued Shares of that Class or with the sanction of a Special Resolution passed at a separate meeting of the holders of the Shares of that Class, excluding any holder(s) of Treasury Shares. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis , apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

14.	The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be varied or abrogated by, among other things, the creation, allotment or issue of further Shares ranking equally with or in priority or subsequent to such existing Class or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be varied or abrogated by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

CERTIFICATES

15.	A Shareholder shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorized by the Directors. The Directors may authorize certificates to be issued with the authorized signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

16.	Every share certificate of the Company shall bear legends required under the applicable laws, including the U.S. Securities Act and, for so long as Shares or ADSs are listed on a Designated Stock Exchange, the Designated Stock Exchange Rules.

17.	Any two or more certificates representing Shares of any one Class held by any Shareholder may at the Shareholder’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine and, for so long as Shares or ADSs are listed on a Designated Stock Exchange, the Designated Stock Exchange Rules.

18.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Shareholder upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

19.	In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

20.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

21.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.

22.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

23.	For giving effect to any such sale the Directors may authorize some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

24.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

25.	Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any amounts unpaid on their Shares by giving notice to such Shareholders at least fourteen days prior to the specified time of payment, and each Shareholder shall pay to the Company at the time or times so specified the amount called on such Shares.

26.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

27.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of 8% per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

28.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

29.	The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

30.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, 8% per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OF SHARES

31.	If a Shareholder fails to pay any call or installment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or installment remains unpaid, serve a notice on him requiring payment of so much of the call or installment as is unpaid, together with any interest which may have accrued.

32.	The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

33.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

34.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

35.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

36.	A certificate in writing under the hand of a Director of the Company that a Share has been duly forfeited on a date stated in the certificate, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

37.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favor of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

38.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

39.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

40.	(a)	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(b)	The Directors may also, but are not required to, decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(v)	the Shares transferred are fully paid and free of any lien in favor of the Company; and

(vi)	any applicable fee of such maximum sum as the Designated Stock Exchanges may determine to be payable, or such lesser sum as the Board may from time to time require, related to the transfer is paid to the Company.

41.	The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register of Members closed for more than 30 days in any year.

42.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three months after the date on which the instrument of transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

TRANSMISSION OF SHARES

43.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognized by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognized by the Company as having any title to the Share.

44.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

45.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

ALTERATION OF SHARE CAPITAL

46.	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine (provided that no such rights, priorities or privileges affect any right of the Partnership under these Articles);

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)	cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

47.	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

48.	Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles;

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

49.	Subject to the provisions of the Statute and, for so long as the Shares or ADSs are listed on a Designated Stock Exchange, the Designated Stock Exchange Rules and other applicable law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of such Shares shall be effected in such manner and upon such terms as the Board may determine before the issue of such Shares.

50.	Subject to the provisions of the Statute and, for so long as the Shares or ADSs are listed on a Designated Stock Exchange, the Designated Stock Exchange Rules and other applicable law, the Company may, on the Designated Stock Exchange or by agreement with the relevant Shareholder, repurchase its own Shares (including any redeemable Shares) provided that the manner and terms of such purchase have been approved by the Directors or by Ordinary Resolution (provided further that no repurchase may be made contrary to the terms or manner recommended by the Directors).

51.	The Company may make a payment in respect of the redemption or repurchase of its own Shares in any manner permitted by the Statute, including out of capital.

52.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

53.	Subject to the provisions of the Statute and, for so long as the Shares or ADSs are listed on a Designated Stock Exchange, the Designated Stock Exchange Rules and other applicable law, the Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

54.	Subject to the provisions of the Statute and, for so long as the Shares or ADSs are listed on a Designated Stock Exchange, the Designated Stock Exchange Rules and other applicable law, the Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

55.	All general meetings other than annual general meetings shall be called interim general meetings.

56.	(a)	The Company shall in each financial year hold a general meeting as its annual general meeting in addition to any other interim general meeting in that year and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held within a period that would comply with the applicable Designated Stock Exchange Rules or otherwise be permitted by the Designated Stock Exchanges at such time and place as may be determined by the Directors.

(b)	At these meetings the report of the Directors (if any) shall be presented.

57.	(a)	The Board or the Chairman may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an interim general meeting of the Company.

(b)	A Shareholders’ requisition is a requisition of Shareholders holding at the date of deposit of the requisition in aggregate not less than one-third of the voting rights of such of the issued Shares of the Company (excluding Treasury Shares) as at that date of the deposit carries the right of voting at general meetings of the Company.

(c)	The requisition must state the objects of the meeting, set forth a form of any resolutions proposed by the requisitionists for consideration at the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If the Directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of 21 days from the date of the deposit of the requisition.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

(f)	Notwithstanding any other provision of the Articles, the Shareholders who requisition a meeting:

(i)	may propose only Ordinary Resolutions to be considered and voted upon at such meeting; and

(ii)	shall have no right to propose any resolutions with respect to the election, appointment or removal of Directors or with respect to the size of the Board.

(g)	Save as set out in this Article 57, the Shareholders have no right to propose resolutions to be considered or voted upon at annual general meetings or interim general meetings of the Company.

NOTICE OF GENERAL MEETINGS

58.	An annual general meeting of the Company shall be called by at least 21 days’ notice in writing, and any interim general meeting of the Company shall be called by at least 14 days’ notice in writing. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place (except in the case of a Virtual Meeting), the day and the hour of the meeting as determined by the Board and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Board, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an interim general meeting by a majority in number of the Shareholders (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than 95% in par value of the Shares giving that right.

59.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

60.	No business shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. The quorum required for a general meeting of Shareholders is the Presence of at least one Shareholder entitled to vote, holding in aggregate not less than one-third of the voting power of the Shares in issue carrying a right to vote at such meeting.

61.	If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not Present within half an hour from the time appointed for the meeting the Shareholder or Shareholders Present and entitled to vote shall form a quorum.

62.	If the Directors so determine in respect of a specific general meeting or all general meetings of the Company, Presence at the relevant general meeting may be by means of Communication Facilities. The Directors may determine that any general meeting may be held as a Virtual Meeting and this shall be specified in the notice of meeting. The notice of any general meeting at which Communication Facilities may be utilized (including any Virtual Meeting) must set forth the Communications Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the general meeting utilizing such Communication Facilities. In the event that there is a technical failure or impairment in the Communications Facilities or the facilities ancillary thereto, and/or any Person or section of Persons intending to be Present is unable to hear or be heard (or the functional equivalent for those with no or impaired hearing where such is provided for) or claims such to be the case, this shall not, in the absence of bad faith on the part of the Company in respect of such failure or impairment, invalidate the proceedings at the relevant meeting, provided that, in the reasonable opinion of the chairman of the meeting, at least Persons constituting a quorum as provided for in these Articles were capable of hearing and being heard by each other (or functional equivalent for those with no or impaired hearing where this is provided for) at all material times during the meeting. In the event that the chairman of the meeting becomes aware of such failure or impairment at the commencement of or during the general meeting, he may, but is not obliged, to pause (but without adjourning) the proceedings, for such period as he considers reasonable, to allow for the Company and/or its agents to endeavor to rectify such failure or impairment; and at the expiry of such period, the chairman may (but subject to the proviso regarding quorum in the preceding sentence) continue with the general meeting, even if such failure or impairment has not been rectified. The chairman of the meeting is entitled at any point, but is not obliged, to adjourn the meeting without the consent of the meeting, and to reconvene it on such terms as he considers appropriate in his discretion, in the event that he considers that a failure or impairment in the Communication Facilities has occurred.

63.	The Chairman, if any, of the Board shall preside as chairman at every general meeting of the Company.

64.	If there is no Chairman, or if at any general meeting he is not Present within sixty minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders Present shall choose any Person Present to be chairman of that meeting. The Chairman of any general meeting shall be entitled to participate at any such general meeting by Communication Facilities, in which event the following provisions shall apply:

(a)	he shall be deemed to be Present at the general meeting; and

(b)	if the Communication Facilities fail to enable the chairman of the general meeting to hear and be heard by other Persons participating in that meeting constituting at least a quorum as provided for in these Articles, in the reasonable opinion of that chairman, then any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders Present shall chose any Person Present to be chairman of that meeting.

65.	The chairman of any general meeting at which a quorum is Present may, with the consent of the meeting (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

66.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

67.	At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

68.	A poll shall be taken in such manner as the chairman of the meeting directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

69.	In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

70.	A poll on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

71.	Subject to any rights and restrictions for the time being attached to any Share, every holder of an Ordinary Share who is Present at a general meeting shall have one (1) vote for each Ordinary Share of which such Person is the holder, except where such Shareholder is required, by the Hong Kong Listing Rules, to abstain from voting to approve the matter under consideration. Where any Shareholder is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted.

72.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

73.	A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

74.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

75.	Any Shareholder who is Present and entitled to vote at a general meeting of the Company shall be entitled to speak, including but not limited to via Communication Facilities at the Virtual Meeting, at such general meeting. Votes may be given either personally or by proxy.

76.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Shareholder.

77.	An instrument appointing a proxy may be in any usual or common form or such other form that complies with the applicable Designated Stock Exchange Rules as the Directors may approve.

78.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company.

79.	RESERVED

80.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

81.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorize such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

CLEARING HOUSES

82.	If a clearing house (or its nominee) is a Shareholder of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person or Persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Shareholders of the Company provided that, if more than one Person is so authorized, the authorization shall specify the number and class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Shareholder holding the number and Class of Shares specified in such authorization.

DIRECTORS

83.	The Board shall consist of such number of Directors as the Board may determine from time to time, provided that, unless otherwise determined by the Shareholders in a general meeting acting by Ordinary Resolution, the Board shall consist of not less than seven Directors. In no event shall the Board consist of less than five Directors. The Board may expand the number of Directors on the Board, subject to any maximum number determined from time to time by the Board with the approval of the Shareholders at a general meeting acting by Ordinary Resolution.

84.	In the event of a vacancy due to an increase in the size of the Board, the party entitled to designate a Director nominee to stand for election with respect to such newly created seat on the Board at the next annual general meeting of Shareholders pursuant to Article 90 hereof shall be entitled to appoint any Person as an interim Director to fill such vacancy until the next annual general meeting of Shareholders after such appointment.

85.	For so long as the Partnership Condition is satisfied, notwithstanding anything in Article 83 or Article 84 to the contrary, if at any time the total number of Directors on the Board nominated or appointed by the Partnership is less than a simple majority for any reason, including because a Director previously nominated by the Partnership ceased to be a Director or because the Partnership had previously not exercised its right to nominate or appoint a simple majority of the total number of Directors on the Board pursuant to Article 90 hereof, the Partnership shall be entitled (in its sole discretion) to nominate or appoint such number of additional Directors to the Board as necessary to ensure that the Directors nominated or appointed by the Partnership comprise a simple majority of the total number of Directors on the Board. The appointment of additional Directors to the Board pursuant to this Article 85 shall become effective upon the delivery by the Partnership of a written notice (duly executed by the Partnership’s General Partner on behalf of the Partnership) to the Company, without the requirement for any further vote or approval by the Shareholders or the Board and, if necessary, notwithstanding the provisions of Article 83, the number of Directors on the Board shall automatically be increased to allow for the appointment of such additional Directors.

86.	For so long as Shares or ADSs are listed on a Designated Stock Exchange, the Directors shall include at least such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange Rules require as determined by the Board.

87.	The Board shall have a Chairman elected and appointed by a majority of the Directors then in office. The period for which the Chairman shall hold office shall also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board. To the extent the Chairman is not present at a meeting of the Board within sixty minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

88.	The Board shall be divided into three groups designated as Group I, Group II and Group III, with, as nearly equal a number of Directors in each group as possible. Subject to the preceding sentence, (i) the Partnership shall have the right to determine the number of Directors in each group with respect to Directors added to the Board pursuant to Article 85 hereof and (ii) the Board shall determine the number of Directors in each group in all other circumstances. At each annual general meeting, Directors elected to succeed those Directors of the group the term of which shall then expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. Directors elected to a group the term of which has not then expired shall be elected for the remaining term of office of such group. Directors assigned to Group I shall initially serve until the first annual general meeting following the Articles Effectiveness Date. Directors assigned to Group II shall initially serve until the second annual general meeting following the Articles Effectiveness Date; and Directors assigned to Group III shall initially serve until the third annual general meeting following the Articles Effectiveness Date.

89.	Each Director shall hold office until his successor is duly elected or appointed or his earlier resignation or removal notwithstanding any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

90.	Director nominees shall be elected by an Ordinary Resolution of Shareholders at each annual general meeting of the Company to fill the seats of those Directors whose terms expire at such annual general meeting. The persons to stand for election shall be nominated as follows:

(a)	For so long as the Partnership Condition is satisfied, the Partnership shall have the right to nominate up to such number of persons who shall stand for election as Directors as may be required to ensure that Directors nominated or appointed by the Partnership shall constitute a simple majority of the total number of Directors on the Board, with as equal a number of such nominated Directors assigned to each group of Directors as possible;

(b)	RESERVED

(c)	For so long as the Partnership Condition is satisfied, the nominating and corporate governance committee shall have the right to nominate the Persons who shall stand for election as Directors for the remainder of the places then available for election to the Board (including any vacancies resulting for the failure of the Partnership to nominate or appoint the maximum number of Directors permitted pursuant to subsection (a) of this Article);

(d)	Upon a failure to satisfy the Partnership Condition, the Board shall have the right to nominate the Persons who shall stand for election as Directors for the remainder of the places then available for election to the Board.

91.	If a Director nominee is not elected by the Shareholders or a Director ceases to serve as a member of the Board for any reason, the party entitled pursuant to Article 90 to nominate or appoint such person, as applicable (regardless of whether such person was in fact nominated or appointed by such party), shall have the right to appoint a different person to serve as an interim Director of the class in which the vacancy exists until the next annual general meeting of the Company. At the next annual general meeting after such appointment, the party entitled to appoint such interim Director (regardless of whether such person was in fact nominated or appointed by such party) shall have the right to nominate a person (who, in the case of the Partnership, cannot be the original nominee) to stand for election for the remainder of the term of the group of Directors to which the original nominee would have belonged or the former Director belonged, as applicable.

92.	All Director nominations and appointments by the Partnership, and the nominating and corporate governance committee shall become effective upon the delivery by the nominating or appointing party of a written notice (duly executed by the Partnership’s General Partner on behalf of the Partnership, or a majority of members of the nominating and corporate governance committee, as the case may) be to the Company, without the requirement for any further vote or approval by the Shareholders or the Board.

93.	The Partnership may not transfer or otherwise delegate or give a proxy to any third party with respect to its right to nominate Directors.

94.	Subject to subsections (a) through (c) of Article 115:

(a)	for so long as the Partnership Condition is satisfied, the Directors nominated or appointed by the Partnership are subject to removal, with or without cause, only by the Partnership;

(b)	RESERVED

(c)	except as described in subsection (a) of this Article, so long as the Partnership Condition is satisfied any Director may be removed for cause only by a vote of the majority of the Board upon the recommendation of the nominating and corporate governance committee; and

(d)	Upon a failure to satisfy the Partnership Condition, any Director may be removed by Ordinary Resolution, with or without cause.

95.	The Board may, from time to time, and except as required by applicable law or the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company, which shall be intended to set forth the guiding principles and policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

96.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Shareholder of the Company shall nevertheless be entitled to attend and speak at general meetings.

97.	The remuneration of the Directors shall be determined by the Board.

98.	The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

99.	Any Director may in writing appoint another person to be his proxy to attend and vote on his behalf in accordance with the provisions set forth in this Article at any meeting of the Board at which he is unable to be present. A proxy who attends such a meeting shall be counted in the quorum. Every such proxy shall be entitled to attend and vote in such appointing Director’s place when the appointing Director is not personally present at such meeting; provided, that, prior to each meeting of the Board at which the proxy is to vote, the Director shall instruct the proxy as to the manner in which he is to cast the vote and shall inform the Board accordingly and the proxy shall be entitled to cast a vote on behalf of the Director only in accordance with such instructions. Where the proxy is a Director he shall be entitled to have such separate vote on behalf of the Director for which he is acting as proxy in addition to his own vote. A Director may at any time in writing revoke the appointment of a proxy appointed by him. Such proxy shall not be an officer of the Company and shall be deemed to be the agent of the Director appointing him. The remuneration of such proxy shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them. The signature of a proxy to any resolution in writing of the Directors or a committee thereof shall, unless the terms of the appointment provides to the contrary, be as effective as the signature of the Director appointing him as proxy. For the avoidance of doubt, any Director that has the right to attend any meeting of a committee established by the Board pursuant to Article 106 or Article 107 (including as a non-voting observer) may appoint a proxy to act in his place at such meeting pursuant to this Article 99, and the terms of this Article 99 shall apply to such proxy without limitation. Where the Director appointing a proxy is an Interested Director in respect of a matter to be considered at a meeting of the Board, the Interested Director shall procure that the proxy declares the nature of his interest at such meeting and the proxy may be counted in the quorum but shall not be entitled to vote on behalf of the Interested Director in respect of any contract or proposed contract or arrangement in which such Interested Director is interested. For the avoidance of doubt, a person who is appointed a proxy shall not in consequence thereof become an Indemnified Person.

POWERS AND DUTIES OF DIRECTORS

100.	Subject to the Companies Act and these Articles, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company.

101.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

102.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any Person to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such Person.

103.	Subject to these Articles, the Directors may from time to time appoint any Person, whether or not a Director, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, chief executive officer, chief financial officer, chief operating officer, chief risk officer, chief technology officer, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any Person so appointed by the Directors may be removed by the Directors.

104.	No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

105.	The Directors may appoint any Person to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

106.	Subject to Article 107 hereof, the Board may establish and delegate any of its powers to committees consisting of such Persons as it thinks fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board.

107.	The Board shall establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles and shall have such powers as the Board may delegate pursuant to Article 106. Each of the audit committee, the compensation committee and the nominating and corporate governance committee shall consist of at least such minimum number of Directors as may be required from time to time by the Designated Stock Exchange Rules, and in any event consist of not less than two Directors. The majority of the committee members on each of the compensation committee and nominating and corporate governance committee shall be Independent Directors. The audit committee shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or as otherwise required by applicable law.

108.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint an Attorney or Authorized Signatory for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorize any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

109.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

110.	Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

111.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

112.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

113.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

114.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

115.	The office of any Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors generally;

(b)	dies or is found to be of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

116.	The Directors may meet together (either within or without the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present shall be entitled to one vote. In case of an equality of votes the Chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

117.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone video-conference facility or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

118.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Board, and unless so fixed at another number, the quorum shall be a majority of the Directors then in office.

119.	Any Interested Director shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he or any of his close associate (as defined under the Hong Kong Listing Rules) is affiliated with any specified Person and is to be regarded as interested in any contract which may thereafter be made with that Person shall be deemed a sufficient declaration of interest in regard to any contract so made. For so long as Shares or ADSs are listed on a Designated Stock Exchange and except as otherwise permitted by the Designated Stock Exchange Rules, an Interested Director shall not be counted in the quorum and shall not be entitled to vote in respect of any contract or proposed contract or arrangement in which he is interested. Except with the prior approval of a majority of the non-Interested Directors, the Company will not, and will cause each of its Subsidiaries not to, enter into or engage in any transaction or agreement to which the Company or any of its Subsidiaries, on the one hand, and any such Interested Director or Person affiliated with such Interested Director, on the other hand, are parties or receive any direct or indirect economic or other benefits (except to the extent of their pro rata share in benefits accruing to other Shareholders of the Company).

120.	Subject to any corporate governance policies adopted by the Board, a Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. Subject to any corporate governance policies adopted by the Board, a Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

121.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

122.	When the Chairman and the Secretary of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings, provided always that a proper notice of the meeting (i) has been given to all Directors or (ii) has been waived or the Directors have consented to holding the meeting, or minutes thereof have been approved, by such Director(s).

123.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be, but in each case, excluding any Director who has notified the Board that he is unable to participate as a result of temporary incapacity due to physical and/or mental condition, shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors.

124.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

125.	The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

126.	The Board shall designate a chairman of any committee established by Board. If no such chairman is elected, or if at any meeting the chairman is not present within sixty minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

127.	A committee established by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

128.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

129.	A Director of the Company who is present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

DIVIDENDS

130.	Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor.

131.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

132.	Except in so far as the rights attaching to, or the terms of issue of, any Share otherwise provide:

(a)	all dividends shall be declared and paid according to the amounts paid up on the Shares in respect of which the dividend is paid, but no amount paid up on a Share in advance of calls shall be treated for the purposes of this Article as paid up on the Share; and

(b)	all dividends shall be apportioned and paid pro rata according to the amounts paid up on the Shares during any portion or portions of the period in respect of which the dividend is paid.

133.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors be applicable for meeting contingencies, or for equalizing dividends or for any other purpose to which those funds may be properly applied and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

134.	Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by check it shall be sent by mail addressed to the holder at his address in the Register, or addressed to such Person and at such addresses as the holder may direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

135.	The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution; provided, that the fair value of such specific assets shall be determined and fixed by a majority of the Independent Directors.

136.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

137.	If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

138.	No dividend shall bear interest against the Company.

139.	Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by the Board and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

140.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

141.	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

142.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by applicable law or authorized by the Directors or by Ordinary Resolution.

143.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

144.	The Company shall at every annual general meeting by Ordinary Resolution appoint an auditor or auditors of the Company who shall hold office until the next annual general meeting. The removal of an auditor before the expiration of its period of office shall require the approval of an Ordinary Resolution of the Shareholders in general meeting. The remuneration of the auditors shall be fixed by the Company at the annual general meeting at which they are appointed by Ordinary Resolution, provided that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Board. The Board may fill any casual vacancy in the office of an auditor but while any such vacancy continues the surviving or continuing auditor or auditors, if any, may act. Such auditor or auditors appointed by the Board to fill any casual vacancy shall hold office until the next following annual general meeting of the Company and the remuneration of any such auditor may be fixed by the Board.

145.	Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

146.	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Shareholders.

147.	The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALIZATION

148.	Subject to the Companies Act, the Directors may:

(a)	resolve to capitalize an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)	appropriate the sum resolved to be capitalized to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalized reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorize a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalization, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalized) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

SHARE PREMIUM ACCOUNT

149.	The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

150.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

151.	Except as otherwise provided in these Articles, and subject to the rules of the Designated Stock Exchanges, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

152.	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

153.	Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

154.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e)	placing it on the Company’s Website, shall be deemed to have been served 12 hours after the notice or document is placed on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

155.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

156.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address, facsimile number or e-mail address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

157.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Shareholders including, without limitation, information contained in the Register and transfer books of the Company.

157A.	Any branch Register maintained in Hong Kong shall be open for inspection by a Shareholder without charge, and shall be open to such other persons on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Hong Kong Listing Rules as the Board may determine for each inspection. The Company may be permitted to close the branch Register on terms equivalent to Section 632 of the Companies Ordinance.

INDEMNITY

158.	Each Indemnified Person shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

159.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company;

(b)	for any loss on account of defect of title to any property of the Company;

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested;

(d)	for any loss incurred through any bank, broker or other similar Person;

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

160.	The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

FINANCIAL YEAR

161.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on the last day of March in each year and shall begin on April 1 in each year.

NON-RECOGNITION OF TRUSTS

162.	No Person shall be recognized by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

163.	The Company may be wound up only as follows:

(a)	if the winding up is initiated by the Board or initiated voluntarily by the Shareholders, by a Special Resolution; or

(b)	if the Company is unable to pay its debts as they fall due, by an Ordinary Resolution; or

(c)	in any other case, by a Special Resolution, and, for the purposes of any such Special Resolution, the requisite majority shall be 100%.

164.	If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)	if the assets available for distribution among the Shareholders shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Shareholders in proportion to the par value of the Shares held by them; or

(b)	if the assets available for distribution among the Shareholders shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed among the Shareholders in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

165.	If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide among the Shareholders in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any asset upon which there is a liability.

AMENDMENT OF ARTICLES OF ASSOCIATION

166.	Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

MERGERS AND CONSOLIDATIONS

167.	The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.

168.	Any merger or consolidation that would adversely affect or alter the rights of the Partnership to nominate or appoint Persons to serve as directors on the board of directors of the surviving company of such merger or consolidation (including the protections of such rights contained in these Articles) shall be deemed a Special Partnership Matter.

169.	In connection with any distribution, dividend or other payment in respect of Ordinary Shares upon a merger, consolidation, change of control, or sale, transfer, lease, exclusive license or other disposition of all or substantially all of the assets of the Company, such distribution, dividend or payment shall be made ratably on a per share basis to the Ordinary Shares.

CLOSING OF REGISTER OR FIXING RECORD DATE

170.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 calendar days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders, the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

171.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders, and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend, the Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

172.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

CLAIMS AGAINST THE COMPANY

173.	Unless otherwise determined by a majority of the Board, in the event that (i) any Shareholder (the “Claiming Party”) initiates or asserts any claim or counterclaim (“Claim”) or joins, offers substantial assistance to or has a direct financial interest in any Claim against the Company and (ii) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits in which the Claiming Party prevails, then each Claiming Party shall, to the fullest extent permissible by applicable law, be obligated jointly and severally to reimburse the Company for all fees, costs and expenses (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) that the Company may incur in connection with such Claim.

REGISTRATION BY WAY OF CONTINUATION

174.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

175.	The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.